U.S. SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person:

                    Timothy J. Enright

                    1556 Lakeway Drive
                    Orange Park, Florida 32073


2.   Date of Event Requiring Statement (Month/Day/Year):    8/4/97

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Issuer Name and Ticker or Trading Symbol:   Vector Aeromotive Corporation
                                                 Symbol: VAC
                                                 CIK: 830664

5.   Relationship of Reporting Person to Issuer:    Director
                                       Officer
                                      10% owner (controlled corporation has
                                   limited right to control vote of majority of directors)

6.   If Amendment, Date of Original (Month/Day/Year):

7.   Individual or Joint/Group Filing:  Form filed by One Reporting Person



      Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security:  Common Stock

2.   Amount of Securities Beneficially Owned:   37,333,333

3.   Ownership Form (Direct (D) or Indirect (I):   I

4.   Nature of Indirect Beneficial Ownership:
              corporation that may be considered controlled has limited right to control vote of majority of directors


       Table II - Derivative Securities Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities


1.   Title of Derivative Security:  Option

2.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable:   7/22/97
     Expiration Date:    expiration date based on funding of debt, see Form 8-K
                         filing

3.   Title and Amount of Securities Underlying Derivative Security:

     Title:    Common Stock

     Amount or Number of Shares:   60,000,000

4.   Conversion or Exercise Price of Derivative Security:   $1,250,000 in the
                                                             aggregate

5.   Ownership Form of Derivative Security: Direct (D) or Indirect (I):       I

6.   Nature of Indirect Beneficial Ownership :   Option owed by corporation
                 that may be considered controlled


    s/ T. J. Enright                                    24, Sept, 97
     *Signature of reporting Person                        Date


*Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78f(a).

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